Fast Bags Corp. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Fast Bags Corp.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 18, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	34,741	631
Inventory	5,000	10,263
Total Current Assets	39,741	10,894
Non-current Assets		
Machinery, net of Accumulated Depreciation	11,331	7,500
Intangible Assets: Trademark, net of Accumulated Amortization	13,500	15,300
Total Non-Current Assets	24,831	22,800
TOTAL ASSETS	64,572	33,694
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Short Term Debt	104,667	2,400
Sales Tax Payable	681	-
Other Liabilities	1,967	-
Total Current Liabilities	107,315	2,400
TOTAL LIABILITIES	107,315	2,400
EQUITY		
Additional Paid-in-Capital	343,026	343,026
Accumulated Deficit	(385,769)	(311,732)
Total Equity	(42,743)	31,294
TOTAL LIABILITIES AND EQUITY	64,572	33,694

Statement of Operations

	For the Years Ended	
	2021	**2020**
Revenue	270,850	13,353
Cost of Revenue	84,195	10,836
Gross Profit	186,655	2,517
Operating Expenses		
Advertising and Marketing	105,911	1,886
General and Administrative	142,282	-
Amortization	1,800	1,800
Depreciation	3,617	-
Total Operating Expenses	253,610	3,686
Operating Income (loss)	(66,955)	(1,169)
Other Expense		
Interest Expense	718	-
Other	3,992	-
Total Other Expense	4,710	-
Provision for Income Tax	2,374	-
Net Income (loss)	(74,039)	(1,169)

Statement of Cash Flows

	As of December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(74,039)	(1,169)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	3,617	-
Amortization	1,800	1,800
Inventory	5,263	-
Sales Tax Payable	681	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	11,361	1,800
Net Cash provided by (used in) Operating Activities	(62,678)	631
INVESTING ACTIVITIES		
Machinery	(7,448)	-
Net Cash provided by (used by) Investing Activities	(7,448)	-
FINANCING ACTIVITIES		
Notes Payable	102,267	-
Other Liabilities	1,967	-
Net Cash provided by (used in) Financing Activities	104,234	-
Cash at the beginning of period	631	-
Net Cash increase (decrease) for period	34,109	631
Cash at end of period	34,741	631

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	-	-	253,395	-	343,026	(310,562)	32,464
Issuance of Common Stock	3,000,000	-	1,517,749	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(1,169)	(1,169)
Ending Balance 12/31/2020	3,000,000	-	1,771,144	-	343,026	(311,731)	31,295
Net Income (Loss)	-	-	-	-	-	(74,039)	(74,039)
Ending Balance 12/31/2021	3,000,000	-	1,771,144	-	343,026	(385,769)	(42,743)

Fast Bags Corp
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Fast Bags Corp ("the Company") was formed in Delaware on January 19th, 2007. The company is earning revenue through selling their products through e-commerce. The Company's headquarters is in New Jersey. The Company's customers are in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Deprecation	Disposals	Book Value as of 12/31/21
Machines	5	14,948	3,617	-	11,331
Grand Total	**5**	**14,948**	**3,617**	**-**	**11,331**

Intangible Assets

A summary of the Company's Intangible Assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Trademark	10	18,000	4,500	-	13,500
Grand Total	**10**	**18,000**	**4,500**	**-**	**13,500**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company entered into an agreement with the person who they entered into the loan agreement in the Note 5- Debt disclosure, which resulted in him receiving 2.5% equity if the Company raises between $200,000 - $399,999, 5% equity if the Company raises between $400,000 - $699,999, 7% if the Company raises between $700,000 - $999,999, or 10% if the Company raises $1,000,000 or more.

NOTE 5 – DEBT

Loans – Since January 2021, approximately $104,667 has been advanced to the Company in order to fund various advertising campaigns. The amount does not accrue interest and is due upon the first tranche from the crowdfunding campaign or some other time at the lender's choice. The balance was $104,667 as of December 31st, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$106,634
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 5,000,000 Class A preffered shares with no par value. 3,000,000 shares were issued and outstanding as of December 31st, 2021.

Voting: Class A preffered share stockholders are entitled to 10 votes each per share.

The Company has authorized 3,000,000 of Class B preferred shares with no par value. 1,771,144 shares were issued and outstanding as of December 31st, 2021.

Voting: Class B preferred shareholders have 1 vote for every share.

The Company has authorized 500,000 of Class C shares with no par value. 0 shares were issued and outstanding as of December 31st, 2021.

Voting: Class C shareholders are not entitled to a vote.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 18, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.